Exhibit 99 (1)

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of Canada Southern Petroleum Ltd. (the "Company") on Form 10-Q for the period ended March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Randy L. Denecky, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: May 15, 2003   By /s/ Randy L. Denecky
                                                Randy L. Denecky
                                                President, Treasurer and Chief
                                                Financial and Accounting Officer

A signed original of this written statement required by Section 906 has been provided to Canada Southern Petroleum Ltd. and will be retained by Canada Southern Petroleum Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.